Filed by First Quantum Minerals Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Adastra Minerals Inc.
Commission File No. 000-29546
First Quantum Minerals Ltd. Commission File No. 005-61091

FIRST QUANTUM MINERALS LTD.

Building an international, low cost mining company

ACQUISITION OF ADASTRA MINERALS INC.

January 18, 2006

(all figures in US dollars where applicable, except where indicated)

A copy of this presentation can be downloaded at www.first-quantum.com

Disclaimer

Some of the statements contained in the following material are forward-looking statements and not statement of facts. Such statements are based on the current beliefs of management, as well as assumptions based on management information currently available. Forward-looking statements are subject to various, risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Readers must rely on their own evaluation of these uncertainties.

Disclaimer

IMPORTANT NOTICE TO UNITED KINGDOM RESIDENTS

The content of these presentation materials (the "**Presentation Materials**") have not been approved by an authorised person pursuant to Section 21 of the Financial Services and Markets Act 2000 ("**FSMA**") and, accordingly, are only being directed at persons in the United Kingdom who fall within any of the exemptions contained in Articles 19 and 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 ("**Financial Promotion Order**") (being (i) investment professionals within the meaning of Article 19(5) of the Financial Promotion Order or (ii) *inter alia*, high net worth companies, unincorporated associations or partnerships and the trustees of high value trusts within the meaning of Article 49(2) of the Financial Promotion Order, respectively) and persons who are otherwise permitted by law to receive them. The Presentation Materials and their content are directed only at persons (i) having professional experience in matters relating to investments and (ii) high net worth entities within the meaning of Article 49(2) of the Financial Promotion Order, and any investment or investment activity to which this document relates is only available to, or will be engaged in only with, such persons. By viewing the Presentation Materials, the recipient represents and warrants that they are a person to whom they may be so directed without contravening the financial promotion prohibition in Section 21 of FSMA. Persons of any other description, including those (i) who do not have professional experience in matters relating to investments, or (ii) who are not high net worth entities within the meaning of Article 49(2) of the Financial Promotion Order, should not rely on the Presentation Materials nor act upon their content.

These Presentation Materials do not comprise a prospectus for the purposes of the Prospectus Rules published by the Financial Services Authority of the United Kingdom (the "**FSA**"). Accordingly, these Presentation Materials have not been, and will not be, approved by the FSA, nor have they been, nor will be, approved by London Stock Exchange plc.

Disclaimer

IMPORTANT IMFORMATION FOR INVESTORS

This material is for informational purposes only and is not a substitute for the formal offer and take-over bid circular, which will be filed on SEDAR and on EDGAR. Adastra Shareholders are urged to read the circular and any other materials relating to the Offer, including a registration statement on Form F-80 and tender offer statement on Schedule 14D-1F when they are filed, which will contain important information.

Once they are filed, copies of the circular and other materials relating to the Offer will be available free of charge at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

Operations


AFRICA
Mauritania
Democratic Republic of Congo
Zambia

Transaction Summary

- FM offers to acquire AAA:
  - 1 FM common share for each 17.5 common shares of AAA
  - Implied offer price of C$ 2.23 per AAA common share
  - Total consideration of C$ 189.3 million
- Structure:
  - 35 day take-over bid
  - Minimum 2/3 tender condition
- Pro Forma Ownership: FM 93% / AAA 7%
- Offer represents a premium of 24% over TSX closing price on Jan 17, and 31% over AAA's Dec 14, 2005 private placement

Acquisition Highlights

- Creates immediate and long term value for AAA shareholders
- Offers AAA shareholders the opportunity to reduce risk through FM's diversified portfolio of operating assets and development projects
- Enhances value through FM's proven strengths and capabilities in mine development applied to AAA's attractive project portfolio
- FM's financial strength and proven development and operating expertise will allow optimal development of the Kolwezi project
- Further establishes FM's franchise in the Copperbelt

Transaction Timeline

- January 18, 2006 announcement of take-over for AAA
- Transaction materials to be mailed in late January 2006
- Expected closing in March, 2006

Why AAA?

- Kolwezi tailings project is a high grade (112.8 MT @ 1.49% Cu & 0.32% Co) near term development opportunity similar to FM's exhausted Bwana Mkubwa tailings mine

- FM has proven development expertise in the Copperbelt and in particular tailings re-treatment projects

- FM has the financial strength to develop the Kolwezi project in a rapid timeline

- Strengthens FM's industry leading portfolio of development projects and ensures continued production growth profile

Kolwezi Tailings Project

- Tailings resource of 112.8 MT grading 1.49% Cu and 0.32% Co (97% measured under JORC)
- FM will re-engineer the development plan for Kolwezi incorporating operational expertise gained from the highly successful Bwana Mkubwa tailings re-treatment operation as well as the current SX/EW operations at Bwana Mkubwa and Kansanshi
- FM will also utilize its ten years of experience in the production of sulphuric acid of which FM currently produces approximately 280,0000 tonnes per annum

FM and the DRC

- FM has been operating in the DRC since 1998
- First new investment in the DRC with development on the Lonshi copper mine in 2001
- Construction to begin on new Frontier copper project in April, 2006 (subject to Board approval)
- Longstanding and constructive relationship with DRC authorities
- Over 18,000 square kilometers of exploration concessions

Kolwezi Location



Kolwezi
Kibamba
DEMOCRATIC REPUBLIC OF CONGO
ANGOLA
Musangila
Luamata
Kansanshi
Solwezi
Village
DRC Pedicle
Mokambo
Mufulira Mine
Frontier
Nkana Mine
Bwana Mkubwa
Lonshi
Kashime
REPUBLIC OF ZAMBIA
FIRST QUANTUM MINERALS LTD.
Democratic Republic of Congo
& Republic of Zambia
Exploration Portfolio
First Quantum Mineral Claims
First Quantum Mine
First Quantum Advanced Project
First Quantum Investment
First Quantum Drill Target
0
100
Kilometres

Development Projects


2004
2005
2006
2007
2008
Kansanshi
GM
Frontier
Kolwezi

= Financing & feasibility

= Construction (subject to positive feasibility and project finance)

= Commercial production

Potential Copper Production Profile
includes Guelb Moghrein, Frontier and Kolwezi


(thousand tonnes)
12
29
41
49
70
119
45
148
23
216
45
163
30
70
308
45
144
30
90
??
2002
2003
2004
2005(e)
2006(e)
2007(e)
2008(e)
Bwana Mkubwa / Lonshi
Kansanshi
Guelb Moghrein
Frontier
Kolwezi

Value Creation For AAA Shareholders

- Offer represents premium of 24% over TSX closing price on Jan 17, 2006 and 31% over Dec 14, 2005 private placement
- Opportunity to participate in FM with robust cash flow, earnings and growth
- Opportunity to participate in FM which has proven development and operational expertise in the Copperbelt
- Increased financial strength and management capability to maximize value of operating mines, development projects and exploration portfolio.
- Benefit of significant liquidity and dividend growth

Acquisition Highlights

- Creates immediate and long term value for AAA shareholders
- Offers AAA shareholders the opportunity reduce risk through FM's diversified portfolio
- Combines FM's proven strengths and capabilities in mine development with AAA's attractive project portfolio
- FM's financial strength and proven operating expertise unlocks value of the Kolwezi tailings project through optimal development
- Further establishes FM's franchise in the Copperbelt

FIRST QUANTUM MINERALS LTD.

Building an international, low cost mining company

ACQUISITION OF ADASTRA MINERALS INC.

January 18, 2006

(all figures in US dollars where applicable, except where indicated)

A copy of this presentation can be downloaded at www.first-quantum.com